Exhibit 107

Calculation of Filing Fee Table

SC TO-I

(Form Type)

The Hackett Group, Inc.

(Exact name of registrant as specified in its charter)

Table 1 — Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee

Fees to be Paid	$120,000,000	(1)	$110.20 per $1,000,000	$13,224	(2)

Fees Previously Paid	$—			$—

Total Transaction Valuation	$120,000,000

Total Fees due for Filing				$13,224

Total Fees Previously Paid				$—

Total Fee Offsets				$—

Net Fee Due				$13,224

(1) The transaction value is estimated only for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to $120,000,000 of common stock, $0.001 par value per share, of The Hackett Group, Inc. at a price not greater than $23.50 nor less than $20.50 per share in cash.

(2) Calculated pursuant to 17 CFR § 240.0-11.